EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Regions Financial Corporation for the registration of Common stock, Preferred stock, Depositary shares, Senior debt securities, Subordinated debt securities, Warrants, Stock purchase contracts and Units and to the incorporation by reference therein of our reports dated February 24, 2022, with respect to the consolidated financial statements of Regions Financial Corporation and the effectiveness of internal control over financial reporting of Regions Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama

February 24, 2022